Exhibit 99.1

Locafy Reports Fiscal Third Quarter 2023 Results

Third Quarter 2023 Highlighted by 39% Year-Over-Year Total Revenue Increase and Quarterly Gross Margin Record of 77.6%

Launched Upgraded SEO Platform “Trinity,” Incorporating Locafy’s Entity-Based SEO Technology

PERTH, Australia – June 15, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today reported financial results for the 2023 fiscal third quarter ended March 31, 2023.

Recent Operational Highlights

●	Officially launched Trinity, Locafy’s upgraded SEO platform, with Locafy’s proprietary entity-based software solution included. Trinity provides Locafy customers with a multitude of upgrades, including a high-end technology stack, in-depth analytics and insights, enhanced website templates, and improved customer support tools, among other new features. Locafy has already started migrating existing campaigns and deploying new campaigns on the Trinity framework, and expects the transition to be complete by the end of fiscal 2023.

Management Commentary

“Enhancing our technology and positioning Locafy for scale and profitability were the major focuses of our fiscal third quarter,” said Locafy CEO Gavin Burnett. “Faced with a Google core algorithm update that began this past March, our team’s swift response helped us avoid the broader SEO industry’s typical adjustment period while seamlessly maintaining excellent results for our customers. Additionally, we launched Trinity, our breakthrough, proprietary, entity-based SEO solution that upgrades our existing products to provide an advantage in an increasingly dynamic SEO environment.

“In addition, our efforts to reduce third-party software use resulted in a quarterly gross margin record for our business of 77.6%. Despite recent sales cycle unpredictability, especially among sizeable resellers, our customer acquisition pipeline remains strong. We are confident that our technology will continue driving significant interest, and that once we convert more existing customer leads and increase software revenue, we can expect to see greater gross margin expansion. As we close out our fiscal 2023, our focus is on driving growth while maintaining a leaner organizational structure and emphasis on higher margin products. We look forward to the opportunities ahead, and to providing further updates in the coming months.”

Fiscal Third Quarter 2023 Financial Results

Results compare 2023 fiscal third quarter end (March 31, 2023) to 2022 fiscal third quarter end (March 31, 2022) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue increased 39% to $4.1 million from $2.9 million in the comparable year-ago period. The increase in total revenue was mainly driven by increases in subscription sales and revenues derived from data partners.

○	Subscription revenue increased 42% to $3.1 million from $2.1 million in the comparable year-ago period. The increase in subscription revenue was primarily attributable to the growth in the Company’s reseller customer base, particularly in North America, together with revenues associated with new products. Compared to the 2023 fiscal second quarter, subscription revenues decreased due to the Company’s decision to terminate a customer contract and a related supplier contract. This resulted in a net positive change to gross margin.

○	Advertising revenue increased 1% to $238,000 from $235,000 in the comparable year-ago period.
○	Data revenue increased 38% to $661,000 from $479,000 in the comparable year-ago period. The increase was primarily attributable to sales to new data partners.
○	Services revenue increased from 85% to $99,000 from $53,000 in the comparable year-ago period. The increase is due to the migration of websites from the Company’s existing platform to its new technology platform, Trinity.

●	Cost of sales remained steady at $1.1 million in both the current and comparable year-ago period. Compared to the 2023 fiscal second quarter, cost of sales decreased 36% due to a reduction in our use of third-party software. The Company is engaged in ongoing efforts to drive further cost savings in the coming quarters.
●	Gross margin for the 2023 fiscal third quarter increased to 77.6% compared to 67.9% for the second quarter of 2023 and 58.1% for 2022 fiscal third quarter. The increase in gross margin was mainly due to a reduction in third party software costs. These costs are largely asymmetric to revenue growth, and management therefore expects some additional gross margin expansion as revenues increase.
●	Net loss was $5.0 million, or $4.90 per diluted share, compared to a net loss of $3.6 million, or $3.54 per diluted share, in the comparable year-ago period.
●	As of March 31, 2023, the Company had $611,000 in cash and cash equivalents, compared to $1.0 million as of December 31, 2022 and $2.3 million as of September 30, 2022.

Key Performance Indicators (KPIs)

Unless otherwise specified, KPI data has been recorded as of the 2023 fiscal third quarter end (March 31, 2023). All financial results are reported in Australian Dollars (AUD).

●	Monthly Recurring Revenue (MRR) for the 2023 fiscal third quarter was $407,000, a 6% increase compared to $383,000 for the comparable year-ago period, and a 12% decrease compared to $464,000 for the fiscal second quarter ended December 31, 2022. The decrease compared to the fiscal second quarter ended December 31, 2022, is due to the Company’s decision to terminate a customer contract and a related supplier contract. This resulted in a net positive change to gross margin.
●	Total Active Reseller Count for the 2023 fiscal third quarter ended March 31, 2023 was 125 resellers, a 28% increase compared to 97 resellers as of March 31, 2022, and a 6% decrease compared to December 31, 2022.
●	Total End User Count for the 2023 fiscal third quarter ended March 31, 2023 was 1,260 end users, a 39% increase compared to 906 end users as of March 31, 2022, and steady compared to the total end user count for the 2023 fiscal second quarter ended December 31, 2022.
●	Average Page Performance (Page One), an indicator of the percentage of Locafy pages that appear on Page One of their respective searches, was 51% in the 2023 fiscal third quarter ended March 31, 2023.
●	Average Page Performance (Positions 1-3), an indicator of the percentage of Locafy pages that appear within the first three positions on Page One of their respective searches, was 33% in the 2023 fiscal third quarter ended March 31, 2023. While the Company does not expect page performance metrics to grow every quarter, Locafy believes these measurements to be a consistent indicator for technology performance at any given time.

For more information, please see Locafy’s investor relations website at investors.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Key Performance Indicators

Locafy defines MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku
Gateway Investor Relations
(949) 574-3860
LCFY@gateway-grp.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Unaudited)

	3 months to 31 Mar 2023 AUD$	9 months to 31 Mar 2023 AUD $
Revenue	1,274,396	4,113,485
Other income	120,000	284,817
Technology expense	(367,822)	(1,404,046)
Employee benefits expense	(1,271,832)	(5,668,273)
Occupancy expense	(24,043)	(84,629)
Advertising expense	(100,935)	(259,826)
Consultancy expense	(165,330)	(695,416)
Depreciation and amortization expense	(399,729)	(894,515)
Other expenses	(47,570)	(113,490)
Impairment of financial assets	(5,897)	(265,785)
Operating loss	(988,762)	(4,987,678)
Financial cost	(31,156)	(77,055)
Loss before income tax	(1,019,918)	(5,064,733)
Income tax expense	-	-
Loss for the period	(1,019,918)	(5,064,733)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	22,333	14,895
Total comprehensive loss for the period	(997,585)	(5,049,838)

Earnings per share
Basic loss per share	(0.97)	(4.90)
Diluted loss per share	(0.97)	(4.90)

Locafy Limited

Consolidated Statement of Financial Position

	As at 31 Mar 2023 AUD $ (unaudited)	As at 31 Dec 2022 AUD $ (audited)	As at 30 Jun 2022 AUD $ (audited)
Assets
Cash and cash equivalents	611,273	1,005,191	4,083,735
Trade and other receivables	1,140,106	1,100,346	1,203,249
Other assets	262,315	204,406	230,094
Current assets	2,013,694	2,309,943	5,517,078
Property, plant and equipment	411,218	347,943	395,999
Right of use assets	337,615	360,635	406,673
Intangible assets	2,648,269	2,997,804	2,235,180
Non-current assets	3,397,102	3,706,382	3,037,852
Total assets	5,410,796	6,016,325	8,554,930

Liabilities
Trade and other payables	2,251,916	1,986,464	1,454,241
Borrowings	301,600	301,600	308,100
Provisions	511,245	504,302	473,006
Accrued expenses	1,216,270	1,103,260	511,848
Lease liabilities	66,907	49,693	32,672
Contract and other liabilities	161,728	165,826	137,342
Current liabilities	4,509,666	4,111,145	2,917,209
Trade and other payables	44,703	128,268	-
Lease liabilities	361,807	389,787	417,744
Provisions	44,228	35,387	25,988
Accrued expenses	76,504	76,504	76,504
Non-current liabilities	527,242	629,946	520,236
Total liabilities	5,036,908	4,741,091	3,437,445
Net assets / (liabilities)	373,888	1,275,234	5,117,485

Equity
Issued capital	45,038,037	45,038,037	45,038,037
Reserves	1,854,460	5,508,912	5,306,475
Accumulated losses	(46,518,609)	(49,271,715)	(45,227,027)
Total equity / (deficiency)	373,888	1,275,234	5,117,485

Locafy Limited

Consolidated Statement of Cash Flows

(Unaudited)

	3 months to 31 Mar 2023 AUD $	9 months to 31 Mar 2023 AUD $
Cash flows from operating activities
Receipts from customers	1,388,055	3,648,978
Payments to suppliers and employees	(1,589,319)	(6,831,569)
R&D Tax Incentive and government grants	-	386,181
Financial cost	(31,156)	(77,055)
Net cash used by operating activities	(232,420)	(2,873,465)

Cash flows from investing activities
Purchase of intellectual property	(143,271)	(553,727)
Purchase of property, plant and equipment	-	(2,170)
Net cash used by investing activities	(143,271)	(555,897)

Cash flows from financing activities
Repayment of borrowings	-	(6,500)
Leasing liabilities	(10,766)	(21,702)
Net cash from financing activities	(10,766)	(28,202)

Net (decrease)/increase in cash and cash equivalents	(386,457)	(3,457,564)
Net foreign exchange difference	(7,461)	(14,898)
Cash and cash equivalents at the beginning of the period	1,005,191	4,083,735
Cash and cash equivalents at the end of the period	611,273	611,273